1341 W. Battlefield ▪ Springfield, MO 65807 417-520-4333 ▪ www.gbankmo.com

August 17, 2012

VIA FACSIMILE AND EDGAR

Mr. Michael F. Johnson
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Guaranty Federal Bancshares, Inc. Registration Statement on Form S-1 File No. 333-183062

Registration Statement on Form S-1
File No. 333-183062

Dear Mr. Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Guaranty Federal Bancshares, Inc. (the “Registrant”) hereby requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m., Eastern Time, on Tuesday, August 21, 2012, or as soon as possible thereafter as practicable.

In connection with the request for acceleration, the Registrant acknowledges the following:

Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours, GUARANTY FEDERAL BANCSHARES, INC. By: /s/ Shaun A. Burke Name: Shaun A. Burke Title: President and Chief Executive Officer